UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

NewStar Financial, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

65251F105
(CUSIP Number)

Capital Z Partners, Ltd. 142 West 57th Street New York, New York 10019 (212) 965-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65251F105
1	NAMES OF REPORTING PERSONS
Capital Z Financial Services Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAMES OF REPORTING PERSONS
Capital Z Financial Services Private Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAMES OF REPORTING PERSONS
Capital Z Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAMES OF REPORTING PERSONS
Capital Z Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 65251F105
1	NAMES OF REPORTING PERSONS
Capital Z Partners Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
28,970

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
28,970

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,028,970

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 65251F105
1	NAMES OF REPORTING PERSONS
Capital Z Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAMES OF REPORTING PERSONS
Capital Z Partners III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAMES OF REPORTING PERSONS
Capital Z Partners III GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 65251F105
1	NAMES OF REPORTING PERSONS
Bradley E. Cooper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,883

	8	SHARED VOTING POWER
4,028,970

	9	SOLE DISPOSITIVE POWER
45,883

	10	SHARED DISPOSITIVE POWER
4,028,970

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,074,853

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN; CO

Amendment to Schedule 13D

ITEM 1.          SECURITY AND ISSUER

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D, filed on December 7, 2007, as amended on January 18, 2008 and October 25, 2016 (as amended from time to time, the “Amended Schedule 13D”), and relates to shares of common stock, $0.01 par value per share (“Common Stock”), of NewStar Financial, Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment.  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Amended Schedule 13D.

ITEM 2.          IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by the following persons (the “Reporting Persons”):

(1)	Capital Z Financial Services Fund II, L.P. (“Fund II”);
(2)	Capital Z Financial Services Private Fund II, L.P. (“Private Fund II”);
(3)	Capital Z Partners, L.P. (“Capital Z GP LP”);
(4)	Capital Z Partners, Ltd. (“Capital Z GP LTD”);
(5)	Capital Z Partners Management, LLC (“CZPM”);
(6)	Capital Z Partners III, L.P. (formerly known as Union Square Partners, L.P.) (“Capital Z III Fund”);
(7)	Capital Z Partners III GP, L.P. (formerly known as Union Square Partners GP, L.P.) (“Capital Z III GP LP);
(8)	Capital Z Partners III GP, Ltd. (formerly known as Union Square Partners GP, Ltd.) (“Capital Z III GP LTD”); and
(9)	Bradley E. Cooper (“Mr. Cooper” and, together with CZPM, Capital Z III Fund, Capital Z III GP LP and Capital Z GP LTD, the “Continuing Reporting Persons”).

ITEM 4.          PURPOSE OF THE TRANSACTION

On November 8, 2016, Fund II and Private Fund II made pro rata distributions, without consideration, of all shares of Common Stock owned by them to their respective partners.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a), (b).  The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 3 are incorporated herein by reference.

As of the date hereof, the Continuing Reporting Persons will beneficially own in the aggregate 4,058,889 shares of Common Stock.  Based upon a total of 46,663,178 outstanding shares of Common Stock as of August 1, 2016, as reflected in the Issuer’s Form 10-Q filed on August 4, 2016, and after taking into account the Issuer's announcement that it has repurchased an aggregate of 2,500,000 shares of Common Stock, the Continuing Reporting Persons’ shares represent approximately 9.2% of the outstanding shares of Common Stock.

Neither Fund II nor Private Fund II directly any shares of Common Stock.

Capital Z GP LP, as the sole general partner of Fund II and Private Fund II, beneficially owns no shares of Common Stock.

Capital Z GP LTD, as the sole general partner of Capital Z GP LP, beneficially owns no 0 shares of Common Stock.

Capital Z III Fund directly owns 4,000,000 shares of Common Stock.

Capital Z III GP LP, as the sole general partner of Capital Z III Fund, may be deemed to beneficially own the 4,000,000 shares of Common Stock directly held by Capital Z III Fund.

Capital Z III GP LTD, as the sole general partner of Capital Z III GP LP, may be deemed to beneficially own the 4,000,000 shares of Common Stock beneficially owned by Capital Z III GP LP.

CZPM directly owns 28,970 shares of Common Stock.  CZPM performs investment and management services for Capital Z III Fund, as a result of which it may be deemed to beneficially own the aggregate 4,000,000 shares owned by Capital Z III Fund.

Mr. Cooper directly owns 45,883 shares of Common Stock.  Mr. Cooper is a director of the Issuer and, in his capacity as a stockholder of Capital Z GP LTD and an officer and co-owner of CZPM, may be deemed to beneficially own the aggregate 4,028,970 shares owned by the other Continuing Reporting Persons.  Mr. Cooper disclaims beneficial ownership of the securities owned by the other Continuing Reporting Persons, except to the extent of any indirect pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 9, 2016

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By its general partner, Capital Z Partners, L.P.

By its general partner, Capital Z Partners, Ltd.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

By its general partner, Capital Z Partners, L.P.

By its general partner, Capital Z Partners, Ltd.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS, L.P.

By its general partner, Capital Z Partners, Ltd.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS, LTD.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS MANAGEMENT, LLC

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III, L.P.

By its general partner, Capital Z Partners III GP, L.P.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III GP, L.P.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

CAPITAL Z PARTNERS III GP, LTD.

By:	/s/	Craig Fisher
Name:		Craig Fisher
Title:		General Counsel - Authorized Signatory

/s/  Bradley E. Cooper
Bradley E. Cooper